Exhibit 99.6

CONSENT OF A QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

RE:	Madison Minerals Inc. (the “Issuer”)

I, Bryan R. Atkinson, B.Sc., P.Geol., MAusIMM, consent to the public filing of the technical report titled “Summary Report 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA” dated November 13, 2013 and the “Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA” dated March 13, 2014 (collectively, the “Technical Report”) by the Issuer.

I also consent to any extracts from or a summary of the Technical Report in the Issuer’s management information circular dated March 28, 2014 (the “Circular”).

I certify that I have read the Circular being filed by the Issuer and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 31st day of March, 2014.

(signed) “Bryan R. Atkinson”
BRYAN R. ATKINSON